Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Cullinan Amber Corp.	Delaware
Cullinan Florentine Corp.	Delaware
Cullinan Mica Corp.	Delaware
Cullinan Pearl Corp.	Delaware
Cullinan Securities Corp.	Massachusetts